                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                WINTHROP CALIFORNIA INVESTORS LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


--------------------------------------------------------------------------------
                                 (CUSIP Number)

MICHAEL L. ASHNER                              Mark I. Fisher, Esq.
100 JERICHO QUADRANGLE, SUITE 214              c/o Rosenman & Colin LLP
JERICHO, NEW YORK  11753                       575 Madison Avenue
(516) 681-3636                                 New York, New York  10022
                                               (212) 940-8877



--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 AUGUST 2, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------

CUSIP No. _____

-----------------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Quadrangle Associates II LLC
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3       SEC USE ONLY
--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS

            WC
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             [ ]

--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER

                           None
                   -------------------------------------------------------------
     NUMBER OF         8   SHARED VOTING POWER
      SHARES
    BENEFICIALLY           None
     OWNED BY
       EACH        -------------------------------------------------------------
     REPORTING         9   SOLE DISPOSITIVE POWER
      PERSON
       WITH                None
                   -------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                           None
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           None
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                 OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


-----------------------

CUSIP No. _____

-----------------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WIN Manager Corp.
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS

           N/A
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
                       7   SOLE VOTING POWER

                           None
                   -------------------------------------------------------------
     NUMBER OF         8   SHARED VOTING POWER
      SHARES
    BENEFICIALLY           None
     OWNED BY
       EACH        -------------------------------------------------------------
     REPORTING         9   SOLE DISPOSITIVE POWER
      PERSON
       WITH
                   -------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                           None
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           None

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------

CUSIP No. _____

-----------------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WILCAP Limited Partnership
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

           WC; BK
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             [ ]

--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Massachusetts
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER

                           1,000
                   -------------------------------------------------------------
     NUMBER OF         8   SHARED VOTING POWER
      SHARES
    BENEFICIALLY           None
     OWNED BY
       EACH        -------------------------------------------------------------
     REPORTING         9   SOLE DISPOSITIVE POWER
      PERSON
       WITH                1,000
                   -------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                           None
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,000
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           28.57%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------

CUSIP No. _____

-----------------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WILCAP Holding Limited Partnership
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Massachusetts
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER

                           18
                   -------------------------------------------------------------
     NUMBER OF         8   SHARED VOTING POWER
      SHARES
    BENEFICIALLY           None
     OWNED BY
       EACH        -------------------------------------------------------------
     REPORTING         9   SOLE DISPOSITIVE POWER
      PERSON
       WITH                18
                   -------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                           None
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           18

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                    [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .51%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


-----------------------

CUSIP No. _____

-----------------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Winthrop Financial Associates, A Limited Partnership
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Maryland
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER

                           1,025 (comprised of units owned by Winthrop
                           Financial Associates, units owned by WILCAP Limited
                           Partnership and units owned by WILCAP Holding
                           Limited Partnership)
                   -------------------------------------------------------------
     NUMBER OF         8   SHARED VOTING POWER
      SHARES
    BENEFICIALLY           None
     OWNED BY
       EACH        -------------------------------------------------------------
     REPORTING         9   SOLE DISPOSITIVE POWER
      PERSON
       WITH                1,025 (comprised of units owned by Winthrop
                           Financial Associates, units owned by WILCAP Limited
                           Partnership and units owned by WILCAP Holding
                           Limited Partnership)
                   -------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                           None
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,025 (comprised of units owned by Winthrop Financial Associates, units owned by WILCAP Limited Partnership and units owned by
           WILCAP Holding Limited Partnership)
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             29.29%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 1 is being filed by Quadrangle Associates II LLC ("Quadrangle"), WIN Manager Corp. ("WIN"), WILCAP Limited Partnership ("WILCAP"), WILCAP Holding Limited Partnership ("Holding") and Winthrop Financial Associates, A Limited Partnership ("WFA"), and amends the statement on
Schedule 13D (the "Schedule 13D"), which was filed by Quadrangle and WIN on February 25, 2000 with respect to units of limited partnership interest ("Units") of Winthrop California Investors Limited Partnership (the "Partnership").

Item 2.  Identity and Background

         Item 2(a)-(c) is hereby amended and supplemented to read as follows:

         WILCAP is a Massachusetts limited partnership, the general partner of which is Holding, a Massachusetts limited partnership. The general partner of Holding is WFA, a Maryland limited partnership that provides asset management and property management services to commercial real estate entities. WFA is indirectly controlled by Apollo Real Estate Investment Fund II, L.P. ("Apollo"), an investment fund that holds direct and indirect investments in real estate assets, joint ventures and operating companies.

         The business address of each of WILCAP, Holding, WFA and Apollo is 5 Cambridge Center, 9th floor, Cambridge, MA 02142.


Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby supplemented and amended as follows:

         The aggregate amount of funds used by Quadrangle to purchase Units since the filing of the Schedule 13D was $207,550. The source of funds used by Quadrangle to purchase such Units was working capital.


Item 5.  Interest in Securities of the Issuer.

         Item 5(a)-(b) is hereby amended and restated as follows:

         As of the close of business on March 13, 2001:

                  (i) Quadrangle and WIN own no Units;

                  (ii) WILCAP owns 1,000 Units which constitute approximately 28.57% of the Units outstanding. WILCAP has sole power to vote and dispose of all such Units which power is exercisable by WFA, as general partner of Holding, which is the general partner of WILCAP;

                  (iii) Holding owns 18 Units which constitute approximately .51% of the Units outstanding. Holding has the sole power to vote and dispose of all such Units which power is exercisable by WFA, as the general partner of Holding; and

                  (iv) WFA beneficially owns 7 Units, one of which is held of record by WIN Partner Interest LLC. In addition, as general partner of Holding, WFA also may be deemed to beneficially own the 1,000 Units owned by WILCAP and the 18 Units owned by Holding. Accordingly, WFA may be deemed to beneficially own approximately 29.29% of the Units outstanding.

         Item 5(c) is hereby amended and supplemented as follows:

         Set forth below is a description of all transactions of Units that were effected by the Reporting Persons from June 3, 2000 through March 13, 2001. All transactions were third party purchases by Quadrangle.

              UNITS               DATE                  UNIT PRICE
              -----               ----                  ----------

               2.00             6/22/00                  $4,900
               1.00             6/22/00                  $4,900
               1.00             7/20/00                  $5,100
               1.00              8/2/00                  $4,900
                .50              8/2/00                  $4,900
               4.00              8/2/00                  $5,100
               2.50              9/6/00                  $4,900
               1.00             9/29/00                  $4,900
               1.00             1/26/01                  $3,500


         On March 1, 2001, Quadrangle transferred 597.89 Units owned by it to WFA which sold the Units on or about such date in a private transaction in exchange for a non-recourse promissory note in the principal amount of $4,663,542. The maturity date of the note is January 31, 2011 and the note is payable solely out of future distributions of the Partnership.

         Item 5(e) is hereby amended and supplemented as follows:

         On March 1, 2001, Quadrangle and WIN ceased to be the beneficial owners of more than 5% of the Units.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended and restated in part as follows:

         Exhibit 1: Agreement Pursuant to Rule 13d-1(k)

                                   SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                  Dated:  March 14, 2001

WIN MANAGER CORP.                     QUADRANGLE ASSOCIATES II LLC

                                      By:    WIN Manager Corp.

By:   /s/ Peter Braverman
    _________________________
Name:  Peter Braverman                By:    /s/ Peter Braverman
Title: Vice President                      _________________________
                                             Name:  Peter Braverman
                                             Title: Vice President

WILCAP HOLDING LIMITED PARTNERSHIP    WILCAP LIMITED PARTNERSHIP

By:  Winthrop Financial Associates,   By:    WILCAP Holding Limited Partnership
     A Limited Partnership

                                      By:    Winthrop Financial Associates,
                                             A Limited Partnership

By:    /s/ Carolyn B. Tiffany
__________________________
Name:  Carolyn B. Tiffany             By:    /s/ Carolyn B. Tiffany
Title: Chief Operating Officer              __________________________
                                             Name:  Carolyn B. Tiffany
                                             Title: Chief Operating Officer

WINTHROP FINANCIAL ASSOCIATES,
   A LIMITED PARTNERSHIP

By:    /s/ Carolyn B. Tiffany
___________________________
Name:  Carolyn B. Tiffany
Title: Chief Operating Officer

                                    EXHIBIT 1

                JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(k)

                  In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the filing on behalf of each of a Statement on Schedule 13D, and all amendments thereto, with respect to the Units of Limited Partnership Interest of Winthrop California Investors Limited Partnership.

WIN MANAGER CORP.                     QUADRANGLE ASSOCIATES II LLC

                                      By:    WIN Manager Corp.

By: /s/ Peter Braverman
_________________________
Name:  Peter Braverman                By:    /s/ Peter Braverman
Title: Vice President                       ________________________
                                             Name:  Peter Braverman
                                             Title: Vice President

WILCAP HOLDING LIMITED PARTNERSHIP    WILCAP LIMITED PARTNERSHIP

By:  Winthrop Financial Associates,   By:    WILCAP Holding Limited Partnership
     A Limited Partnership

                                      By:    Winthrop Financial Associates,
                                             A Limited Partnership

By: /s/ Carolyn B. Tiffany
_________________________
Name:  Carolyn B. Tiffany             By:    /s/ Carolyn B. Tiffany
Title: Chief Operating Officer              __________________________
                                             Name:  Carolyn B. Tiffany
                                             Title: Chief Operating Officer

WINTHROP FINANCIAL ASSOCIATES,
   A LIMITED PARTNERSHIP

By:   /s/ Carolyn B. Tiffany
___________________________
Name:  Carolyn B. Tiffany
Title: Chief Operating Officer